EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Unilife Corporation:
We consent to the use of our report dated September 28, 2010, with respect to the consolidated balance sheet of Unilife Corporation and subsidiaries as of June 30, 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the year then ended, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
Our report dated September 28, 2010 contains an explanatory paragraph that states that the Company has incurred recurring losses from operations and has an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
/s/KPMG LLP
Harrisburg, Pennsylvania
May 16, 2011